Filed Pursuant to Rule 433
Registration Statements No. 333-130378 and 333-130378-02

$300,000,000

ACE INA Holdings Inc.

5.80% Senior Notes due 2018

Fully and Unconditionally Guaranteed by

ACE Limited

FINAL TERM SHEET

Dated: February 7, 2008

Issuer:	ACE INA Holdings Inc.

Guarantor:	ACE Limited

Issue Ratings:	A3 / A- / A (stable / stable / stable)

Security Type:	SEC Registered Senior Unsecured Notes

Size:	$300,000,000

Maturity:	March 15, 2018

Coupon (Interest Rate):	5.80%

Price:	99.916%

Yield:	5.81%

Spread to Benchmark Treasury:	+215 bps

Benchmark Treasury:	3.50% due 2/15/18

Benchmark Treasury Price and Yield:	98-21+ (3.66% yield)

Interest Payment Dates:	The 15th day of each March and September, commencing September 15, 2008

Redemption Provision:	Make Whole Call - UST +35 bps Redemption for Changes in Withholding Taxes - Par

Net Proceeds to ACE INA (before expenses):	$297,798,000

Settlement:	T+5 (February 14, 2008)

Sole Book-Running Manager:	Banc of America Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Mitsubishi UFJ Securities International plc Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

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